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An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the Offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering statement in which such Final Offering Circular was filed may be obtained.

PART II—INFORMATION REQUIRED IN OFFERING CIRCULAR

EXPLANATORY NOTE

           This Post-Qualification Offering Circular Amendment No.2 amends the offering circular of Aspen REIT, Inc. qualified on January 23, 2018, as further amended and supplemented from time to time (the "Offering Circular"), to update information contained in the Offering Circular.

Post-Qualification Offering Circular
Amendment No.2
File No. 024-10762

Subject to Completion, dated February 14, 2018

Preliminary Offering Circular

ASPEN REIT, INC.

1,675,000 Shares

Common Stock

           This offering circular, which we refer to as the Offering Circular, relates to an initial public offering of 1,675,000 shares of common stock, $0.01 par value per share at an initial public offering price of $20.00 per share of Aspen REIT, Inc. Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NYSE American exchange, or NYSE American, subject to official notice of issuance, under the symbol "AJAX," and we expect our common stock to commence trading upon the closing of this offering. See "Risk Factors—Risks Related to Our Common Stock and This Offering—There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares" and "Description of Capital Stock—Listing" for conditions to the commencement of trading of our common stock.

           We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012. This Offering Circular follows the disclosure format of Part I of Form S-11 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

           We intend to elect and qualify to be taxed as a real estate investment trust, or a REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2018. To assist us in qualifying as a REIT, among other purposes, stockholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred stock or our outstanding common stock. Our charter contains various other restrictions on the ownership and transfer of our shares, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

           Investing in our common stock involves significant risks that are described in the "Risk Factors" section beginning on page 20 of this Offering Circular. You should carefully consider these risk factors prior to investing in our common stock.

           Maxim Group LLC, which we refer to as the Lead Agent, is acting as lead managing selling agent to offer the shares to prospective investors on a "best efforts" basis. In addition, the Lead Agent may engage one or more sub-selling agents or selected dealers, which we collectively with the Lead Agent refer to herein as the Selling Agents. The Selling Agents are not purchasing the shares offered by us, and they are not required to sell any specific number or dollar amount of the shares in this offering.

	Price to Public	Selling Agent Commissions(1)	Proceeds, before expenses, to Issuer(2)

Per Share	$20.00	$1.40	$18.60

Total Offering Amount	$33,500,000	$2,345,000	$31,155,000

(1)
We have agreed to pay the Selling Agents a commission of 7.0% of the gross proceeds received by us from this offering.

(2)
315 East Dean Associates, Inc., our predecessor and the party from whom we are acquiring our sole asset, has agreed to pay 100% of (i) the Selling Agent commissions payable to the Selling Agents in connection with this offering and (ii) our other offering and contribution transaction expenses, including the acquisition fee payable to ER-REITS, LLC, our manager. See "Plan of Distribution" for a detailed description of compensation payable to the Selling Agents.

           The shares are being offered on a "best efforts/all or none" basis. The offering will commence on the date the offering statement of which this Offering Circular is a part is qualified by the Commission and will terminate on the earlier of: (1) the closing date of this offering, which will occur on or about the date on which investor funds are received for the full amount of shares to be sold in this offering or (2) the date on which this offering is terminated by us. Except for funds from investors participating directly through Selling Agents, all investor funds received from the date of this Offering Circular to the closing date or date of termination of this offering by us will be deposited into an escrow account maintained by Prime Trust, LLC, which we refer to as Prime Trust, as escrow agent until closing. If the offering does not close or is terminated by us, any funds received will be returned promptly, without interest or deduction.

           IN GENERAL, IF YOU ARE NOT AN "ACCREDITED INVESTOR" UNDER APPLICABLE SECURITIES LAWS, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR (I) ANNUAL INCOME OR (II) NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov. For more information concerning the procedures of this offering, please see "Plan of Distribution" beginning on page 171, including the sections "—Investment Limitations" and "—Procedures for Subscribing" therein.

           The Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Maxim Group LLC

The date of this Offering Circular is                        , 2018

 DISTRIBUTION POLICY

        Although we intend to make quarterly distributions to holders of shares of our common stock, the timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a number of factors.

        Readers are cautioned that our estimated distribution rate may differ from our expectations in the event that anticipated changes to the Starwood Preferred Guest, or SPG, guest loyalty program adversely affects our cash available for distribution or if other factors relating to our business adversely affect our cash available for distribution. For further information regarding the potential impact of anticipated changes to the SPG guest loyalty program to our results of operations and cash available for distribution, see footnote 3 to the table below.

        We estimate that this initial annualized distribution will represent approximately 90% of our estimated cash available for distribution to our common stockholders for the 12 months ending September 30, 2018. Our estimated cash available for distribution reflects certain assumptions regarding our future cash flows during this period as presented in the table and footnotes below.

        Although we believe we have included in this discussion of our distribution policy all material investing and financing activities (other than with respect to indebtedness that will be outstanding upon completion of this offering and the contribution transactions), any future investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions herein in estimating cash available for distribution, readers are cautioned that we do not intend this estimate to be a projection, forecast or promise of our actual results of operations or our liquidity, and we have estimated cash available for distribution for the sole purpose of estimating our initial annual distribution rate. Moreover, our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions to our stockholders. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

        It is possible that our distributions may exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. Return of capital distributions will not be taxable income to a U.S. stockholder, as defined in "U.S. Federal Income Tax Considerations", to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her common stock, but rather will reduce such adjusted basis in our common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder's adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see "U.S. Federal Income Tax Considerations."

        Although we intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual or anticipated results of operations, cash flows or financial position, economic or market conditions or other factors differ materially from the assumptions used in our estimate, we offer no assurance or promises that such a level will be achieved or thereafter maintained. Any distributions we make in the future will be determined by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including our actual and anticipated results of operations, cash flows and financial position, economic or market conditions, prohibitions or other restrictions under financing agreements, our qualification as a REIT, applicable law, changes to the SPG loyalty program and other factors described herein. Our

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results of operations, cash flows and financial position will be affected by a number of factors, including the revenue we receive from the St. Regis Aspen Resort, interest expense and any unanticipated expenditures. For more information regarding factors that could materially and adversely affect our results of operations, cash flows and financial position, and our ability to pay dividends and make other distributions to our stockholders, see "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors."

        We believe our estimate of cash available for distribution constitutes a reasonable basis for estimating the initial distribution amount; however, we offer no assurance that the estimate will prove accurate, and therefore actual distributions, if any, may therefore be significantly different from the estimated distributions. If our operating cash flow decreases, we may be required to fund distributions from working capital or borrow funds or issue equity or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or eliminate or otherwise reduce our distributions. We currently expect that our operating cash flow will cover our initial distribution for the 12 months following completion of this offering. We currently have no intention to make distributions using shares of our common stock.

        In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our net taxable income (excluding net capital gain). To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our net taxable income (including net capital gain), we would be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will incur a 4% non-deductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax liability on our income and the 4% nondeductible excise tax. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to use cash reserves, incur debt, or issue equity on terms or at times that we regard as unfavorable or make a taxable distribution of our shares of common stock in order to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax and the 4% nondeductible excise tax in that year. For more information, see "Certain U.S. Federal Income Tax Considerations."

        The following table describes our pro forma net income from continuing operations for the 12 months ended September 30, 2017, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending September 30, 2018 (amounts shown are presented in thousands, except share data, per share data and percentages). These calculations do not assume any changes to our operations or any unforeseen capital expenditures or other developments or occurrences which could affect substantially our results of operations and cash flows, or changes in our outstanding shares of common stock other than as set forth in the table below. Readers are cautioned that there is a risk that our actual results will not be the same as or comparable to the calculations below.

        The estimated and prospective financial information shown below and elsewhere in this offering circular was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The estimated and prospective financial information shown below and elsewhere in this offering circular has been prepared by and is the responsibility of, our management.

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        For purpose of the table below, we have assumed each OP unit has been redeemed for one share of our common stock. Under our operating partnership agreement, subject to certain restrictions, each OP unit may be exchanged for cash, or, at our option, one share of common stock.

Pro forma net loss for the 12 months ended December 31, 2016	$(4,795)
Add: Pro forma net loss for the 9 months ended September 30, 2016	3,550
Add: Pro forma net loss for the 9 months ended September 30, 2017	(2,736)

Pro forma net loss for the 12 months ended September 30, 2017	$(3,981)
Add: Depreciation	9,561
Add: Amortization of lending cost(1)	642
Less: Improvement reserves(2)	(1,804)

Estimated cash available for distribution to our stockholders and holders of OP units for the 12 months ending September 30, 2018(3)	$4,418
Total estimated initial annualized distribution to our stockholders	$3,976
Estimated initial annualized distribution per share of our common stock and OP unit(4)	$1.16
Estimated payout ratio(5)	90.0%

(1)
Represents the impact of incremental interest and related amortization of lending costs associated with our Predecessor's April 2017 refinancing.

(2)
Represents required amounts to be reserved (i) under the terms of the senior secured loan agreement we will assume as part of the contribution transactions and (ii) for hotel improvements as required under our hotel management agreement.

(3)
We have been advised by Marriott that they intend to revise the SPG guest loyalty program for us beginning March 1, 2018. Although we continue to discuss with Marriott the details regarding such changes, there is a risk that any changes could result in a decrease in revenues to us, which could materially and adversely affect our cash available for distribution. For example, if our cash available for distribution were to be reduced by $500,000 as a result of changes to the SPG guest loyalty program, then our new estimated cash available for distribution to our stockholders and holders of OP units for the 12 months ending September 30, 2018 would be $3,918. We intend to continue to use a payout ratio of 90% of cash available for distribution, which means our estimated initial annualized distribution per share of our common stock would be $1.03. To the extent that the impact of any changes to SPG on cash available for distribution is more or less than $500,000, our dividend will be adjusted such that we will maintain a 90% payout ratio of cash available for distribution.

(4)
Based on a total of 1,675,000 shares of our common stock and 1,743,368 OP units (other than OP units held by us) to be outstanding upon completion of this offering and the contribution transactions.

(5)
Calculated as estimated initial annualized distribution per share of our common stock divided by the estimated cash available for distribution to our stockholders for the 12 months ending September 30, 2018.

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 PART III—EXHIBITS

EXHIBIT INDEX

Exhibit number		Exhibit description
1.1	†	Form of Selling Agency Agreement by and between Aspen REIT, Inc. Aspen OP, LP and the Lead Agent

2.1	†	Form of Articles of Amendment and Restatement of Aspen REIT, Inc.

2.2	†	Form of Amended and Restated Bylaws of Aspen REIT, Inc.

2.3	†	Form of Amended and Restated Agreement of Limited Partnership of Aspen OP, LP

3.1	†	Specimen Common Share Certificate of Aspen REIT, Inc.

4.1	†	Form of Subscription Agreement for this offering

6.1	†	Form of Registration Rights Agreement, by and among Aspen REIT, Inc. and the parties listed on Schedule I thereto

6.2	†	Form of Indemnification Agreement by and between Aspen REIT, Inc. and each of its directors and executive officers

6.3	†	Form of Management Agreement by and among Aspen REIT, Inc., Aspen OP, LP and ER-REITS, LLC.

6.4		Form of Contribution Agreement among each seller named therein, Aspen REIT, Inc. and Aspen OP, LP

6.5	†	Operating Agreement dated as of September 29, 2010 between 315 East Dean Associates, Inc. and Sheraton Operating Corporation

6.6	†	Third Amendment to Operating Agreement, dated as of April 3, 2013, among 315 East Dean Associates, Inc. and Sheraton Operating Corporation.

6.7	†	Amended and Restated Loan Agreement dated as of April 3, 2017, by and among 315 East Dean Associates, Inc. and Garfield SRA Mortgage Investment, LLC, as lender.

6.8	†	Form of Assumption, Joinder and Amendment Agreement, by and among 315 East Dean Associates, Inc., Aspen Owner, LLC, Aspen TRS, LLC, Stephane De Baets, ER Merry Way LP and Garfield SRA Mortgage Investment, LLC

6.9	†	Form of Owner Agreement among Aspen TRS Operating Tenant, LLC, Aspen Owner, LLC and Sheraton Operating Corporation

8.1	†	Form of Escrow Agreement between Aspen Reit, Inc., Maxim Group, LLC and Prime Trust, LLC.

10.1	†	Power of Attorney (included on the signature page to the offering statement)

11.1	†	Consent of Clifford Chance US LLP (included in Exhibit 12.1)

11.3	†	Consent of Grant Thornton LLP

11.4	†	Consent of Grant Thornton LLP

12.1	†	Opinion of Clifford Chance US LLP (including consent of such firm)

13.1	†	Press Release

13.2	†	Investor Presentation

13.3	†	Soliciting materials

13.4	†	Additional soliciting materials

15.1	†	List of subsidiaries of Aspen REIT, Inc.

*
To be filed by amendment.

†
Filed previously.

 SIGNATURES

        Pursuant to the requirements of the Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 14, 2018.

Aspen REIT, Inc.
By:	/s/ STEPHANE DE BAETS
	Name:	Stephane De Baets
	Title:	President and Chief Executive Officer

        This offering statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ STEPHANE DE BAETS Stephane De Baets	President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	February 14, 2018
/s/ MICHAEL WIRTH Michael Wirth	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 14, 2018

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DISTRIBUTION POLICY
PART III—EXHIBITS
EXHIBIT INDEX
SIGNATURES